Exhibit No. 12(a)

PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31

(dollars in millions)	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations before minority interest	$701	$712	$813	$590	$723
Fixed charges, as below	680	667	659	683	688
Amortization of capitalized interest	2	1	1	-	-
Preferred dividend requirements	(7)	(7)	(7)	(7)	(7)
Minority interest	26	17	(2)	(1)	(2)
Capitalized interest	(4)	(7)	(20)	(38)	-
Income taxes, as below	(50)	101	(121)	(154)	(71)
Total earnings, as defined	$1,348	$1,484	$1,323	$1,073	$1,331

Fixed Charges, as defined:
Interest on long-term debt	$619	$580	$592	$577	$556
Other interest	38	61	42	80	112
Imputed interest factor in rentals - charged
principally to operating expenses	16	19	18	19	13
Preferred dividend requirements of subsidiaries	7	7	7	7	7
Total fixed charges, as defined	$680	$667	$659	$683	$688

Income Taxes:
Income tax expense (benefit)	$(45)	$106	$(113)	$(146)	$(63)
Included in AFUDC - deferred taxes in
book depreciation	(5)	(5)	(8)	(8)	(8)
Total income taxes	$(50)	$101	$(121)	$(154)	$(71)

Ratio of Earnings to Fixed Charges	1.98	2.22	2.01	1.57	1.93